Filed pursuant to Rule 433
Dated November 17, 2009

Relating to
Pricing Supplement No. 247 dated November 17, 2009 to
Registration Statement No. 333-156423

Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2014

Issuer:	Morgan Stanley
Principal Amount:	$2,000,000,000
Maturity Date:	November 20, 2014
Trade Date:	November 17, 2009
Original Issue Date (Settlement):	November 20, 2009
Interest Accrual Date:	November 20, 2009
Issue Price (Price to Public):	99.96%
Agents’ Commission:	0.35%
All-in Price:	99.61%
Net Proceeds to Issuer:	$1,992,200,000
Interest Rate:	4.20% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each November 20 and May 20, commencing May 20, 2010
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747Y CK9
ISIN:	US61747YCK91
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. Incorporated (“MS & Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS & Co. is our wholly-owned subsidiary. MS & Co. will therefore conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008